Exhibit 12
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DISTRIBUTIONS
(In Thousands, Except Ratios; Unaudited)

	Six Months Ended	Fiscal Year Ended April 30,
	October 31, 2013	2013	2012	2011	2010	2009
Earnings
Income from continuing operations	$7,432	$20,781	$8,461	$4,522	$5,740	$8,930
Add:
Combined fixed charges and preferred distributions (see below)	36,905	73,657	68,172	64,954	71,497	72,027
Less:
(Income) loss noncontrolling interests – consolidated real estate entities	(372)	(809)	(135)	180	(22)	40
Interest capitalized	(1,361)	(742)	(571)	(57)	(19)	(912)
Preferred distributions	(5,757)	(9,229)	(2,372)	(2,372)	(2,372)	(2,372)
Total earnings	$36,847	$83,658	$73,555	$67,227	$74,824	$77,713

Fixed charges
Interest expensed	$29,787	$63,686	65,229	62,525	69,106	68,743
Interest capitalized	1,361	742	571	57	19	912
Total fixed charges	$31,148	$64,428	$65,800	$62,582	$69,125	$69,655
Preferred distributions	5,757	9,229	2,372	2,372	2,372	2,372
Total combined fixed charges and preferred distributions	$36,905	$73,657	$68,172	$64,954	$71,497	$72,027

Ratio of earnings to fixed charges	1.18	1.30	1.12	1.07	1.08	1.12
Ratio of earnings to combined fixed charges and preferred distributions	1.00	1.14	1.08	1.03	1.05	1.08